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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC

SEC FILE NUMBER
8-17719

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Hartford Equity Sales Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Hopmeadow Street
(No. and Street)

Simsbury	Connecticut	06089
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diana Benken — (860) 843-3911
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

185 Asylum Street	Hartford	Connecticut	06103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 14 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (6-02)

AFFIRMATION

I, Diana Benken, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Hartford Equity Sales Company, Inc. as of and for the year ended December 31, 2007 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, member, or director has any proprietary interest in any account classified solely as that of a customer.

Diana K. Benken 2/28/08
Signature Date

CFO /Controller
Title

Subscribed and sworn before me
on this 28th day of February 2008

Donna L. Rondeau
Notary Public

Donna L. Rondeau
Notary Public, Connecticut
My Commission Expires Sept. 30, 2011

Hartford Equity Sales Company, Inc.

(S.E.C. I.D. No. 8-17719)
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

Independent Auditors' Report

Financial Statements
As of and for the Year Ended December 31, 2007
Supplemental Schedules
As of December 31, 2007 and
Supplemental Report on Internal Control

Filed Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

HARTFORD EQUITY SALES COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

TABLE OF CONTENTS

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
City Place I, 32nd Floor
185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: +1 860 725 3000
Fax: +1 860 725 3500
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Hartford Equity Sales Company, Inc.
Simsbury, CT:

We have audited the accompanying statement of financial condition of Hartford Equity Sales Company, Inc. (the "Company") as of December 31, 2007, and the related statements of operations, cash flows, and changes in stockholder's equity, for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Hartford Equity Sales Company, Inc., as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The unconsolidated supplemental schedules (g), and (h) listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 27, 2008

HARTFORD EQUITY SALES COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$ 466,552
Due from affiliates	113,905
Investment in affiliate	5,000
Mutual fund revenue receivable	34,067
Accounts receivable	231,221
Income tax receivable (due from affiliate)	1,681
TOTAL ASSETS	$ 852,426

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Due to affiliates	$ 349,087
Commissions payable	9,653
Total liabilities	358,740
STOCKHOLDER'S EQUITY:	
Common stock, $100 par value; 250 shares authorized, issued and outstanding	25,000
Additional paid-in capital	5,000
Retained earnings	463,686
Total stockholder's equity	493,686
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 852,426

See notes to financial statements.

HARTFORD EQUITY SALES COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2007

REVENUES:	
Variable insurance products commission income	$ 135,722,860
Mutual funds income	174,391
Retail commission income	65,762
Other income	307,640
Total revenues	136,270,653
EXPENSES:	
Variable insurance products commission expense	135,722,860
Mutual funds commission expense	67,813
Other expense	307,640
Total expenses	136,098,313
INCOME BEFORE INCOME TAXES	172,340
PROVISION FOR INCOME TAXES	65,447
NET INCOME	$ 106,893

See notes to financial statements.

HARTFORD EQUITY SALES COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 106,893
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in operating assets:	
Increase in due from affiliates	(96,237)
Increase in mutual fund revenue receivables	(3,923)
Increase in tax receivables	(1,681)
Increase in accounts receivables	(231,221)
Increase (decrease) in operating liabilities:	
Increase in due to affiliates	296,962
Decrease in commissions payable	(14,462)
Decrease in income taxes payable	(41,246)
Net cash provided by operating activities	15,085
NET INCREASE IN CASH	15,085
CASH, Beginning of year	451,467
CASH, End of year	$ 466,552
Supplemental cash flow disclosures:	
Income tax payments (paid to affiliate)	$ 108,374

See notes to financial statements.

HARTFORD EQUITY SALES COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
BALANCE, DECEMBER 31, 2006	$ 25,000	$ 5,000	$ 356,793	$ 386,793
Net income	-	-	106,893	106,893
BALANCE, DECEMBER 31, 2007	$ 25,000	$ 5,000	$ 463,686	$ 493,686

See notes to financial statements.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Hartford Equity Sales Company, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of Hartford Financial Services, LLC, which is a subsidiary of Hartford Life, Inc. (the "Parent"). Hartford Life, Inc. is ultimately owned by The Hartford Financial Services Group, Inc. ("The Hartford").

The Company serves as the distributor and principal underwriter for certain variable annuity contracts and variable life insurance policies issued by the Parent and its affiliates. The Company receives compensation and commission income on contracts sold and pays commissions to its registered representatives on variable life and annuity business.

The Company also serves as a selling agent for its affiliate, The Hartford Mutual Funds, Inc. (the "Funds"). The Company receives compensation and pays commissions on sales of shares of the Funds.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are reasonable and prudent. Actual results could differ materially from these estimates.

Cash – Cash represents amounts on deposit in one commercial bank checking account.

Investment in Affiliate – The Company, along with other affiliates, formed the Insured Security Option Plan Financing Company Partnership (the "Partnership") on April 6, 1998. The Company contributed $5,000 to the Partnership and became a limited partner. The Company's investment in the Partnership is accounted for under the cost method of accounting. Under the terms of the Partnership agreement, the Company did not receive any allocations of the Partnership's net income during the year ended December 31, 2007.

Fair Value of Financial Instruments – Financial instruments, which include cash, receivables, and payables, approximate their fair values because of the short-term maturities of these assets and liabilities.

Commissions – Commissions are recorded on a trade-date basis as securities transactions occur.

New Accounting Pronouncements - In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). This statement defines fair value, establishes a framework for measuring fair value under accounting principles generally accepted in the United States, and enhances disclosures about fair value measurements. The definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price). SFAS 157 provides guidance on how to measure fair value when required under existing accounting standards. The statement establishes a fair value hierarchy

that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Quantitative and qualitative disclosures will focus on the inputs used to measure fair value for both recurring and non-recurring fair value measurements and the effects of the measurements in the financial statements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, with earlier application encouraged only in the initial quarter of an entity's fiscal year. The Company adopted SFAS 157 on January 1, 2008. Adoption of this statement did not have a material impact on the Company's financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115" ("SFAS 159"). The objective of SFAS 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported net income caused by measuring related assets and liabilities differently. This statement permits entities to choose, at specified election dates, to measure eligible items at fair value. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007, although early adoption is permitted under certain conditions. Companies shall report the effect of the first remeasurement to fair value as a cumulative-effect adjustment to the opening balance of retained earnings. On January 1, 2008, the Company did not elect to apply the provisions of SFAS 159 to financial assets and liabilities.

The FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"), dated June 2006. The interpretation requires public companies to recognize the tax benefit of an uncertain tax position only where the position is "more likely than not" to be sustained assuming examination by tax authorities. The Parent adopted FIN 48 on January 1, 2007. The adoption had no effect on the Company's financial condition, results of operations, or cash flows.

3. RELATED-PARTY TRANSACTIONS

The Company acts as a distributor and underwriter for insurance contracts issued by its affiliates. The Company receives reimbursements from its affiliate, Hartford Life Insurance Company ("HLIC") for certain expenses incurred in performing these functions. For the year ended December 31, 2007, the total general expense reimbursement recorded was $297,640.

As the distributor and principal underwriter for certain variable annuity contracts and variable life insurance policies issued by the Parent and its affiliates, the Company received revenue of $135,772,860 for the year ended December 31, 2007.

The Company received 12b-1 trail fees in the amount of $174,391 from its affiliate, Hartford Investment Financial Services Company ("HIFSCO") for the year ended December 31, 2007.

The Company has an administrative service agreement with affiliates of the Parent. In accordance with the agreement, the Company receives $10,000 per year as compensation for certain administrative services provided by the Company for HLIC, which is included in other income.

Management believes intercompany transactions are calculated on a reasonable basis, however, these transactions may not necessarily be indicative of the terms that would be incurred if the Company operated on a standalone basis.

4. INCOME TAXES

In accordance with the terms of a Tax Allocation Agreement with affiliates of The Hartford, the Company is included in the consolidated U.S. federal income tax return filed by The Hartford. The Company will remit to or receive from The Hartford, the income tax expense or benefit computed as if the Company filed a separate federal income tax return in accordance with the formal tax-sharing agreement between The Hartford and its subsidiaries.

The Company accounts for income taxes using the asset and liability method of accounting for income taxes under SFAS 109, "Accounting for Income Taxes". Under this statement, deferred income tax assets and liabilities are established for the "temporary differences" between amounts of assets and liabilities for reporting purposes and such amounts measured by tax laws and regulations.

The components of the Company's incurred income taxes are presented below:

	2007
Current	$ 65,447
Deferred	-
Total	$ 65,447

The Company had no unrecognized tax benefits in 2007. The Company does not believe it would be subject to any penalties in any open tax years and, therefore, has not booked any such amounts.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c 3-1), which requires that the Company maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness as defined. At December 31, 2007, the Company had net capital of $107,812, which was $83,896 in excess of its required net capital of $23,916. The Company's net capital ratio was 3.33 to 1.

6. COMMITMENTS AND CONTINGENCIES

Litigation

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. Subject to the uncertainties discussed below, management expects that the ultimate liability, if any, with respect to such normal-course claims litigation, after consideration of provisions made for potential losses and costs of defense, will not be material to the financial condition, results of operations or cash flows of the Company.

Reimbursement

In the event that litigation results in an unfavorable outcome, the Company would receive reimbursement from Hartford Life Insurance Company.

* * * * * *

Schedule (g)

HARTFORD EQUITY SALES COMPANY, INC.

(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2007

STOCKHOLDER'S EQUITY	$ 493,686
LESS NONALLOWABLE ASSETS – Due from affilitates and other assets	(385,874)
NET CAPITAL	107,812
MINIMUM NET CAPITAL REQUIRED TO BE MAINTAINED (GREATER OF $5,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $358,740)	23,916
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 83,896
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	3.33:1

NOTE: No material differences exist between the computation of net capital above and that included in the Company's unaudited December 31, 2007 quarterly Focus Part II A filing.

HARTFORD EQUITY SALES COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2007

EXEMPTION UNDER SECTION (k)(1) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

Deloitte.

Deloitte & Touche LLP
City Place I, 32nd Floor
185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: +1 860 725 3000
Fax: +1 860 725 3500
www.deloitte.com

February 27, 2008

Hartford Equity Sales Company, Inc.
200 Hopmeadow Street
Simsbury, CT

In planning and performing our audit of the financial statements of Hartford Equity Sales Company, Inc. (the "Company"), as of and for the year ended December 31, 2007 (on which we issued our report dated February 27, 2008), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of the control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to

the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END